Exhibit 99.1

Mobilicom Limited
Appendix 4D
Half-year report

1. Company details

Name of entity:	Mobilicom Limited
ABN:	26 617 155 978
Reporting period:	For the half-year ended 30 June 2022
Previous period:	For the half-year ended 30 June 2021

2. Results for announcement to the market

				$
Revenues from ordinary activities	down	39.7%	to	1,213,604
Loss from ordinary activities after tax attributable to the owners of Mobilicom Limited	up	220.4%	to	(1,926,331)
Loss for the half-year attributable to the owners of Mobilicom Limited	up	220.4%	to	(1,926,331)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

In the first half of 2022, Mobilicom commenced plans for a NASDAQ dual listing to increase the Company’s presence in the world’s largest drone market, enhancing its credibility with prospective US drone and robotics manufacturers. The dual listing process was successfully completed in Q3 2022, with the Company raising over A$19 million. See “Matters subsequent to the end of the financial half-year” note for further information.

In the half-year to 30 June 2022, the Company reported a loss of $1,926,331 (30 June 2021: loss of $601,162). The increase was primarily attributable to a step-up in sales and marketing activities to drive new and repeat orders from existing Tier-1 manufacturers and support new customer wins within the USA, Europe and Israel. The half-year also incorporates higher share-based payments, variances under foreign currency exchange, and finance costs.

The Company continued to maintain high gross margins of 59.8% for the half-year, despite ongoing supply chain volatility and component shortages.

As of 30 June 2022, cash and cash equivalents were $2,252,469 in addition to $454,243 in customers and other receivables.

Revenue

Sales revenue of $1,213,604 reduced relative to the prior comparative period (half-year ended 30 June 2021: $2,011,036), as supply chain challenges and component shortages impacted the Company’s ability to deliver existing orders to customers, resulting in some revenue deferral. At 30 June 2022, the Company has a confirmed order backlog of approximately $1 million to be delivered and recognised as revenue in the second half of 2022.

Lower revenues also reflect timing of customers progressing through the sales cycle, with the majority of Tier-1 manufacturers not yet in the mass deployment and commercialisation phase of their new drones and robotics platforms.

The Company expanded its total design-win customers to 38 over the last two years. This backlog of design-wins will serve the Company growth over the coming years.

Government R&D program receipts were up 13% to $518,929 compared to prior comparative period (half-year ended 30 June 2021: $460,872), bringing total income for half-year to $1,732,533.

Statement of Financial Position

The Company had a cash balance of $2,252,469 as at 30 June 2022 (31 December 2021: $3,996,300). A$19 million was raised in the NASDAQ dual listing in August 2022.

Mobilicom Limited
Appendix 4D
Half-year report

3. Net tangible assets

	Reporting	Previous
	period	period
	Cents	Cents
Net tangible assets per ordinary security	0.49	1.58

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

The Company’s foreign entity’s financial results are compiled in accordance with the International Financial Reporting Standards (IFRS).

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and the review report is attached as part of the Half-year financial report.

11. Attachments

Details of attachments (if any):

The Half-year financial report of Mobilicom Limited for the half-year ended 30 June 2022 is attached.

Mobilicom Limited
Appendix 4D
Half-year report

12. Signed

Signed	Date: 31 August 2022

Oren Elkayam

Chairman and Managing Director

Mobilicom Limited

ABN 26 617 155 978

Half-year financial report - 30 June 2022

Mobilicom Limited
Contents
30 June 2022

Corporate directory	2
Directors’ report	3
Auditor’s independence declaration	5
Consolidated statement of financial position	7
Consolidated statement of changes in equity	8
Consolidated statement of cash flows	9
Notes to the consolidated financial statements	10
Directors’ declaration	14
Independent auditor’s review report to the members of Mobilicom Limited	15

Mobilicom Limited
Corporate directory
30 June 2022

Directors	Oren Elkayam (Chairman and Managing Director)
Yossi Segal (Executive Director)
Campbell McComb (Non-executive Director)
Jonathan Brett (Non-executive Director)

Company secretary	Justin Mouchacca

Registered office	C/- JM Corporate Services Pty Ltd
Level 21
459 Collins Street
Melbourne, VIC 3000
Ph: 03 8630 3321

Share register	Boardroom Pty Limited
Level 12, 225 George Street
Sydney, NSW, 2000
Ph: 1300 737 760 (within Australia)
Ph: +61 2 9290 9600

Auditor	BDO Audit Pty Ltd
Collins Square, Tower 4
Level 18, 727 Collins Street
Melbourne, Victoria, 3008

Stock exchange listing	Mobilicom Limited shares are listed on the Australian Securities Exchange and NASDAQ (ASX code: MOB) (NASDAQ: MOB)

Website	https://mobilicom-ltd.com.au

Mobilicom Limited
Directors’ report
30 June 2022

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Mobilicom Limited (referred to hereafter as the ‘company’, ‘Mobilicom Australia’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 30 June 2022.

Directors

The following persons were directors of Mobilicom Limited during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Oren Elkayam (Chairman and Managing Director)

Yossi Segal (Executive Director)

Campbell McComb (Non-executive Director)

Jonathan Brett (Non-executive Director)

Principal activities

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics and autonomous platforms. As a high-tech company it designs, develops, and delivers smart solutions targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology and unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Review of operations

Mobilicom progressed its growth strategy in the six-months to 30 June 2022 (H1 FY22), securing new and repeat orders from its customers including Tier-1 drone and robotics manufacturers. These orders are a combination of the Company’s end-to-end hardware families of product offering: SkyHopper datalink, MCU Mesh Networking and Mobile GCS solutions and are incorporated in the design phase of its customers’ new drones and robotics platforms. Additional design wins during the half-year bring the Company’s design wins to 38, over the past two years, providing a strong potential growth pipeline as Mobilicom’s customers mass commercialise their new drones and robotics platforms.

The recently released CONTROLiT cloud software and ICE cybersecurity suite, once cross-sold to existing customers will provide additional stream of revenues to the Company.

Total income for the half-year was down 29.9% on the prior comparative figure to $1,732,533, as supply chain disruption and component shortages impacted the Company’s ability to deliver orders to customers, combined with timing of customers progressing through Mobilicom’s six phase go-to-market strategy.

The majority of Mobilicom’s customers are in the first three phases of its sales cycle, encompassing integration, testing, validation and certification of their new drone and robotics platforms, also referred as “design win” phases. As customers progress through to deployment and commercialisation, representing phases five and six of the sales cycle, Mobilicom anticipates a step change in order volumes and revenues to support customers’ manufacturing demand. Several of Mobilicom’s design win customers are already in the marketing and promotion stage, as part of their efforts to win large deployment projects. In addition, Mobilicom has a confirmed order backlog of approximately $1 million as at 30 June 2022, to be delivered and recognised as revenue throughout H2 FY22.

Despite supply chain challenges, Mobilicom continued to maintain high gross margins of 59.8% in H1 FY22 (H1 FY21:

67.4%).

Government R&D grants for the half-year totalled $518,929, up 13% compared to the same period last year (H1 FY21: $460,872). The Company continues to invest in research and development to improve and expand its end-to-end offering, launching second generation (2nd Gen) SkyHopper Datalinks and MCU Mesh Networking products during the half-year. 2nd Gen products include ICE cybersecurity software as standard, with the option to upgrade to professional or premium level coverage through software licensing fees. In-field implementation of ICE cybersecurity also continues to progress to schedule with the Israel Ministry of Defence.

Expenses of $3.2 million in H1 FY22 remained in line with FY21, reflecting ongoing effective expense management. Sales and marketing was a key avenue of investment during the reporting period, as Mobilicom increased its engagement with potential customers and partners to drive long-term growth.

Cash reserves were $2,252,469 as at 30 June 2022.

Mobilicom remains well positioned for strong growth as its global customers commercialise their new drones and robotics platforms, which incorporate the Company’s field-proven hardware and software solutions.

Mobilicom Limited
Directors’ report
30 June 2022

Corporate

During the half-year, Mobilicom commenced plans for a NASDAQ dual listing to expand its presence in the world’s largest drone market. The dual listing process was successfully completed in Q3 2022, with the Company raising over A$19 million. See “Matters subsequent to the end of the financial half-year” note for further information.

Funds raised through the IPO will be used to expand operations in the US, increase sales and marketing activities, accelerate the commercialisation of its world-first cybersecurity and cloud software solutions, in addition to providing working capital.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters subsequent to the end of the financial half-year

On 25 August 2022 the Company announced its successful listing on the NASDAQ. The Company raised US$13.3 million (A$19 million) gross, before underwriters’ discount and other capital raising related costs. In accordance with the capital raising the Company will issue 3,220,338 units, each consisting of one American Depositary Share (ADS) and one warrant to purchase one ADS, at a price of US$4.13 per unit (with the price attributable to the warrants being US$0.13). Each ADS will represent 275 ordinary shares in the Company. Accordingly, the Company will issue a total of 885,592,950 ordinary fully paid shares to the depository agent which will underlie the ADS.

On 30 August 2022, the Company issued a total of 3,381,355 warrants to acquire an American Depositary Share (with each ADS representing 275 ordinary shares).

On 31 August 2022, the Company issued 123,750,000 fully paid ordinary shares for the exercise of 450,000 warrants.

No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

Oren Elkayam
Chairman and Managing Director

31 August 2022

Tel Aviv

Mobilicom Limited
Auditor’s independence declaration

[This page has intentionally been left blank for the insertion of the auditor’s independence declaration]

Mobilicom Limited
Consolidated statement of profit or loss and other comprehensive income
For the half-year ended 30 June 2022

		Consolidated
	Note	30 June 2022	30 June 2021
		$	$
Revenue		1,213,604	2,011,036
Cost of sales		(488,283)	(655,662)
Gross profit		725,321	1,355,374
Gross profit margin		59.8%	67.4%
Government grants		518,929	460,872
Interest received		920	378
Expenses
Selling and marketing expenses		(1,134,696)	(755,196)
Research and development		(1,055,449)	(1,113,037)
Share based payments		(177,060)	(23,792)
Finance costs		(4,078)	(17,578)
Realised foreign currency (losses)/gains		(8,966)	129,882
General and administration expenses		(791,252)	(638,065)
Loss before income tax expense		(1,926,331)	(601,162)
Income tax expense		-	-
Loss after income tax expense for the half-year attributable to the owners of
Mobilicom Limited		(1,926,331)	(601,162)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(47,425)	(91,698)
Movement in re-measurement reserve		30,609	(18,217)
Other comprehensive income for the half-year, net of tax		(16,816)	(109,915)
Total comprehensive income for the half-year attributable to the owners of
Mobilicom Limited		(1,943,147)	(711,077)

		Cents	Cents
Basic earnings/(loss) per share	12	(0.60)	(0.22)
Diluted earnings/(loss) per share	12	(0.60)	(0.22)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of financial position
As at 30 June 2022

		Consolidated
	Note	30 June 2022	31 December 2021
		$	$
Assets

Current assets
Cash and cash equivalents		2,252,469	3,996,300
Trade and other receivables	4	454,243	526,746
Other assets	4a	716,956	168,795
Inventories		703,530	490,990
Total current assets		4,127,198	5,182,831

Non-current assets
Property, plant and equipment		138,679	152,571
Right-of-use assets		478,250	610,197
Total non-current assets		616,929	762,768
Total assets		4,744,127	5,945,599

Liabilities

Current liabilities
Trade and other payables	5	1,897,764	1,151,455
Lease liabilities	6	303,890	305,414
Total current liabilities		2,201,654	1,456,869

Non-current liabilities
Lease liabilities	7	191,750	336,246
Employee benefits		782,378	818,190
Governmental liabilities on grants received		5,313	5,175
Total non-current liabilities		979,441	1,159,611
Total liabilities		3,181,095	2,616,480
Net assets		1,563,032	3,329,119

Equity
Issued capital	8	26,504,136	26,504,136
Reserves	9	1,103,541	943,297
Accumulated losses		(26,044,645)	(24,118,314)
Total equity		1,563,032	3,329,119

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the half-year ended 30 June 2022

			Foreign
		Share based	currency
	Issued	payments	translation	Remeasurement	Accumulated
	capital	reserve	reserve	reserve	losses	Total equity
Consolidated	$	$	$	$	$	$

Balance at 1 January 2021	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286
Loss after income tax expense for the half-year	-	-	-	-	(601,162)	(601,162)
Other comprehensive
income/(loss) for the half-year, net of tax	-	-	(91,698)	(18,217)	-	(109,915)
Total comprehensive income for the half-year	-	-	(91,698)	(18,217)	(601,162)	(711,077)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	3,617,227	-	-	-	-	3,617,227
Share-based payments	-	113,816	-	-	-	113,816
Balance at 30 June 2021	26,502,022	1,160,685	106,462	(492,969)	(22,236,948)	5,039,252

			Foreign
		Share based	currency
	Issued	payments	translation	Remeasurement	Accumulated
	capital	reserve	reserve	reserve	losses	Total equity
Consolidated	$	$	$	$	$	$

Balance at 1 January 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119
Loss after income tax expense for the half-year	-	-	-	-	(1,926,331)	(1,926,331)
Other comprehensive
income/(loss) for the half-year, net of tax	-	-	(47,425)	30,609	-	(16,816)
Total comprehensive income for the half-year	-	-	(47,425)	30,609	(1,926,331)	(1,943,147)
Transactions with owners in their capacity as owners:
Share-based payments	-	177,060	-	-	-	177,060
Balance at 30 June 2022	26,504,136	1,391,869	190,012	(478,340)	(26,044,645)	1,563,032

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of cash flows
For the half-year ended 30 June 2022

	Consolidated
	30 June 2022	30 June 2021
	$	$
Cash flows from operating activities
Receipts from customers	1,286,107	1,775,694
Payments to suppliers and employees	(3,122,355)	(2,875,405)
Interest received	920	378
Receipt of government grants	519,066	460,811
Net cash used in operating activities	(1,316,262)	(638,522)

Cash flows from investing activities
Payments for property, plant and equipment	(11,224)	(5,582)
Net cash used in investing activities	(11,224)	(5,582)

Cash flows from financing activities
Proceeds from issue of shares	-	3,840,000
Share issue transaction costs	-	(124,001)
Repayment of lease liabilities	-	(119,410)
Payments for NASDAQ listing costs	(323,078)	-
Net cash from/(used in) financing activities	(323,078)	3,596,589
Net increase/(decrease) in cash and cash equivalents	(1,650,564)	2,952,485
Cash and cash equivalents at the beginning of the financial half-year	3,996,300	2,464,655
Effects of exchange rate changes on cash and cash equivalents	(93,267)	46,532
Cash and cash equivalents at the end of the financial half-year	2,252,469	5,463,672

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the consolidated financial statements
30 June 2022

Note 1. General information

The financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the half year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

C/- JM Corporate Services Pty Ltd

Level 21, 459 Collins Street

Melbourne, Victoria, 3000

Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 August 2022.

Note 2. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 30 June 2022 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 31 December 2021 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the half year ended 30 June 2022.

Going concern

The consolidated entity incurred a net loss after tax for the year ended 30 June 2022 of $1,926,331 and had net cash outflows from operating activities $1,316,262. The consolidated entity’s ability to continue as a going concern is dependent upon it achieving its forecasts. The financial statements have been prepared on the basis that the consolidated entity is a going concern, which contemplates the continuity of normal business activity, realisation of assets and settlements of liabilities in the normal course of business for the following reasons:

●	As at 30 June 2022 the consolidated entity had cash and cash equivalents of $2,252,469, total assets of $4,744,127 and net assets of $1,563,032;

●	As at the end of the half year, the Company had a trade and other receivables balance amounting to $454,243.

●	Subsequent to the end of the half-year period, the Company announced that it had listed on the NASDAQ Stock Exchange. The total amount raised was US$13.3 million (A$19 million).

●	The Directors have prepared a budget which demonstrates that, based on the above factors the consolidated entity has sufficient funds available to meet its commitments for at least twelve months from the date of signing of this report.

Mobilicom Limited
Notes to the consolidated financial statements
30 June 2022

Note 3. Operating segments

Identification of reportable operating segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors. During the half-year the Company only operated in one segment, which is to further commercialise solutions for mission critical and remote mobile private communications networks without the need to reply upon or utilise existing infrastructure

Note 4. Current assets - trade and other receivables

	Consolidated
	30 June	31 December
	2022	2021
	$	$
Trade receivables	336,894	338,859
Other receivables	117,349	187,887
	454,243	526,746

Note 4a. Other assets

Prepaid IPO Costs and other prepaid expenses	716,956	168,795

Note 5. Current liabilities - trade and other payables

	Consolidated
	30 June	31 December
	2022	2021
	$	$
Trade payables	551,355	214,778
Other payables	1,346,409	936,677
	1,897,764	1,151,455

Note 6. Current liabilities - lease liabilities

	Consolidated
	30 June	31 December
	2022	2021
	$	$
Lease liability	303,890	305,414

Note 7. Non-current liabilities - lease liabilities

	Consolidated
	30 June	31 December
	2022	2021
	$	$
Lease liability	191,750	336,246

Mobilicom Limited
Notes to the consolidated financial statements
30 June 2022

Note 8. Equity - issued capital

	Consolidated
	30 June	31 December	30 June	31 December
	2022	2021	2022	2021
	Shares	Shares	$	$
Ordinary shares - fully paid	321,936,715	321,936,715	26,504,136	26,504,136

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Note 9. Equity - reserves

	Consolidated
	30 June	31 December
	2022	2021
	$	$
Foreign currency reserve	190,012	237,437
Share-based payments reserve	1,391,869	1,214,809
Re-measurement reserve	(478,340)	(508,949)
	1,103,541	943,297

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Re-measurement reserve

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

	Re-	Share based	Foreign
	measurement	payments	currency
	reserve	reserve	reserve	Total
	$	$	$	$
Consolidated
Balance at 1 January 2022	(508,949)	1,214,809	237,437	943,297
Foreign currency translation	30,609	-	(47,425)	(16,816)
Share based payments expense	-	177,060	-	177,060
Balance at 30 June 2022	(478,340)	1,391,869	190,012	1,103,541

Note 10. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Mobilicom Limited
Notes to the consolidated financial statements
30 June 2022

Note 11. Events after the reporting period

On 25 August 2022 the Company announced its successful listing on the NASDAQ. The Company raised US$13.3 million raised (A$19 million) gross, before underwriters’ discount and other capital raising related costs. In accordance with the capital raising the Company will issue 3,220,338 units, each consisting of one American Depositary Share (ADS) and one warrant to purchase one ADS, at a price of US$4.13 per unit (with the price attributable to the warrants being US$0.13). Each ADS will represent 275 ordinary shares in the Company. Accordingly, the Company will issue a total of 885,592,950 ordinary fully paid shares to the depository agent which will underlie the ADS.

On 30 August 2022, the Company issued a total of 3,381,355 warrants to acquire an American Depositary Share (with each ADS representing 275 ordinary shares).

On 31 August 2022, the Company issued 123,750,000 fully paid ordinary shares for the exercise of 450,000 warrants.

No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 12. Earnings per share

	Consolidated
	30 June 2022	30 June 2021
	$	$
Loss after income tax attributable to the owners of Mobilicom Limited	(1,926,331)	(601,162)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	321,936,715	273,324,693
Weighted average number of ordinary shares used in calculating diluted earnings per share	321,936,715	273,324,693

	Cents	Cents
Basic earnings/(loss) per share	(0.60)	(0.22)
Diluted earnings/(loss) per share	(0.60)	(0.22)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in AASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.

Mobilicom Limited
Directors’ declaration
30 June 2022

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 30 June 2022 and of its performance for the financial half-year ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Oren Elkayam
Chairman and Managing Director

31 August 2022
Tel Aviv

Tel: +61 3 9603 1700 Fax: +61 3 9602 3870 www.bdo.com.au	Collins Square, Tower Four Level 18, 727 Collins Street Melbourne VIC 3008 GPO Box 5099 Melbourne VIC 3001 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Mobilicom Limited

Report on the Half-Year Financial Report

Conclusion

We have reviewed the half-year financial report of Mobilicom Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2022, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half- year ended on that date, a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of the Group does not comply with the Corporations Act 2001 including:

(i)	Giving a true and fair view of the Group’s financial position as at 30 June 2022 and of its financial performance for the half-year ended on that date; and

(ii)	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001 which has been given to the directors of the Company, would be the same terms if given to the directors as at the time of this auditor’s review report.

Responsibility of the directors for the financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 30 June 2022 and its financial performance for the half-year ended on that date and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Audit Pty Ltd

Salim Biskri
Director

Melbourne, 31 August 2022